UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Hermes USA Investors Venture II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 495,947
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 495,947
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,947 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2021.

CUSIP No. 83417Q105

Item 1(a)	Name of Issuer:

SolarWinds Corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

Item 2(a)	Name of Person Filing:

Hermes USA Investors Venture II, LP (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is c/o Corporation Services Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

Item 2(c)	Citizenship:

The Reporting Person was organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

83417Q105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 83417Q105

Item 4	Ownership:

(a)	Amount beneficially owned: the Reporting Person owns 495,947 shares of Common Stock.

The Reporting Person and certain other stockholders (collectively, the “Stockholders”) were parties to a Stockholder Agreement (the “Stockholder Agreement”), which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Person previously acknowledged and agreed to act as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to an amendment to the Stockholders Agreement, the Reporting Person is no longer a party to the Stockholder Agreement and therefore is no longer a member of the “group” previously described in Amendment No. 2 to Schedule 13G filed by the Reporting Person on February 12, 2021.

(b)	Percent of class: the Reporting Person owns 495,947 shares of Common Stock, or 0.3% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

CUSIP No. 83417Q105

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 83417Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

HERMES USA INVESTORS VENTURE II, LP

By:	Hermes GPE LLP
Its:	Manager

By:	/s/ Simon Moss
Name:	Simon Moss
Title:	Authorized Signatory